Exhibit 4.6

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the third quarter of Fiscal 2021, dated August 30, 2021, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2020, which are available on VersaBank’s website at www.versabank.com and SEDAR at www.sedar.com. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2020, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
Overview	3
Update on impact of COVID-19 pandemic	3
Overview of Performance	4
Selected Financial Highlights	6
Business Outlook	7
Financial Review - Earnings	10
Financial Review - Balance Sheet	15
Off-Balance Sheet Arrangements	27
Related Party Transactions	27
Capital Management and Capital Resources	28
Summary of Quarterly Results	31
Basis of Presentation	31
Significant Accounting Policies and Use of Estimates and Judgments	33
Future Changes in Accounting Policies	35
Controls and Procedures	35

Cautionary Note Regarding Forward-Looking Statements

The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of the Bank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations regulating financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2020.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by the Bank or on its behalf.

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Overview

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution. It holds a Canadian Schedule 1 chartered bank licence and obtains its deposits, and the majority of its loans and leases, electronically. VersaBank’s Common Shares trade on the Toronto Stock Exchange under the symbol VB and its Series 1 Preferred Shares trade under the symbol VB.PR.A.

Update on impact of COVID-19 pandemic

The impact of COVID-19 on communities, businesses and the Canadian economy has abated somewhat over the course of the quarter with the rapid distribution and adoption of the vaccines, which has allowed for a progressive reopening of the economy and improved consumer confidence. As a digital bank with a low-risk business-to-business, partner-based model, VersaBank continues to remain well insulated from many of the enduring negative influences of COVID-19 and our staff continues to work remotely leveraging our fully functional Work-From-Home solution which was a natural and seamless evolution of the Bank’s branchless, technology-driven model. Notwithstanding the above, management is working to finalize the Bank’s return-to-work strategy, which is anticipated to begin to roll out, in stages, in the fall.

We continue to have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, however, at the same time, we continue to operate at a heightened level of awareness to ensure that our origination and underwriting practices remain highly disciplined and focused. The Bank continues to maintain excess liquidity levels that are somewhat higher than normal, or more specifically higher than pre-COVID-19 levels; however, management expects that liquidity will moderate somewhat prior to the end of fiscal 2021.

The velocity of the distribution of the vaccines as well as the rate of spread of the virus, including the new variants remain, in our view, the key drivers of the recovery of the Canadian economy in the short to medium term. Forward-looking macroeconomic and industry data continues to change at a reasonably high frequency and as a result, management anticipates that the Bank’s estimated expected credit loss (“ECL”) amounts will continue to exhibit some volatility over the course of the coming quarters. Management further anticipates that the magnitude of this volatility will continue to be mitigated by the lower risk profile of the Bank’s lending portfolio which remains a function of the Bank’s conservative underwriting practices and its strict adherence to low-risk niche financing markets within which it has a wealth of experience.

Despite the business and operational challenges imposed by the pandemic, the Bank continues to focus on increasing Core Cash Earnings by concentrating on niche markets that support modestly better pricing for its products and by leveraging its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a lower cost of funds.

The underlying drivers of the Bank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

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Overview of Performance

* This is a non-GAAP measure. See definition in "Non-GAAP and Additional GAAP Measures" in the Basis of Presentation section below.

Q3 2021 vs Q2 2021

➢	Loans were up 7% to $1.95 billion attributable to strong growth in the Bank’s commercial real estate, (“CRE”) and point of sale (“POS”) loan and lease receivable portfolios;

➢	Net income was down 5% to $5.4 million and EPS was unchanged at $0.25 per share;

➢	Total revenue was down 2% to $15.7 million, comprised of net interest income in the amount of $14.5 million and non-interest income in the amount of $1.2 million, the latter derived primarily from the Bank’s technology and cybersecurity operations (See Acquisition of DBG in the Financial Review – Balance Sheet);

➢	Net interest margin (NIM) was down 35 bps to 2.61% as a function primarily of higher cost of funds resulting from the impact of the additional interest expense attributable to the April 30, 2021 issuance of 5% fixed to floating rate subordinated notes payable (“the Notes”) in the principal amount of USD $75.0 million, which added to the Bank’s total regulatory capital;

➢	Provision for credit losses were $96,000 compared to a recovery of credit losses in the amount of $312,000.

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Q3 2021 vs Q3 2020

➢	Loans were up 26% as a function of strong growth in the Bank’s CRE and POS loan and lease receivable portfolios;

➢	Net income and EPS were up 24% and 39%, respectively;

➢	Total revenue was up 27% attributable to a 17% increase in net interest income and a $1.2 million contribution from the Bank’s technology and cybersecurity operations;

➢	NIM was up 8 bps attributable to lower cost of funds offset partially by lower yields earned on assets;

➢	Provision for credit losses were $96,000 compared to a recovery of credit losses in the amount of $44,000.

Q3 YTD 2021 vs Q3 YTD 2020

➢	Net income and EPS were up 12% and 16% to $16.5 million and $0.72 per share, respectively;

➢	NIM was down 13 bps attributable to lower yields earned on assets offset partially by lower cost of funds;

➢	Recovery of credit losses were $159,000 compared to a provision for credit losses in the amount of $238,000.

Items of note

Q3 2021

➢	There were no material items of note in the current quarter.

Q2 2021

➢	On April 30, 2021, the Bank completed a private placement with U.S. institutional investors of non-viability contingent capital (“NVCC”) compliant fixed to floating rate subordinated notes payable (“the Notes”), in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. The Notes will pay interest semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by VersaBank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity in April 2031. Proceeds of the Notes are currently held in US dollar denominated cash;

➢	On April 30, 2021, the Bank redeemed all of its outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million.

Q3 2020

➢	There were no material items of note in the quarter.

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Selected Financial Highlights

(unaudited)	for the three months ended		for the nine months ended
($CDN thousands except per share amounts)	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Results of operations
Interest income	$ 22,400	$ 20,172	$ 65,564	$ 65,026
Net interest income	14,542	12,384	44,011	40,417
Non-interest income	1,187	8	3,110	42
Total revenue	15,729	12,392	47,121	40,459
Provision for (recovery of) credit losses	96	(44)	(159)	238
Non-interest expenses	8,200	6,410	24,629	20,014
Core cash earnings*	7,433	6,026	22,651	20,207
Core cash earnings per common share*	$ 0.35	$ 0.29	$ 1.07	$ 0.96
Net income	5,436	4,369	16,470	14,659
Income per common share:
Basic	$ 0.25	$ 0.18	$ 0.72	$ 0.62
Diluted	$ 0.25	$ 0.18	$ 0.72	$ 0.62
Dividends paid on preferred shares	$ 247	$ 542	$ 1,331	$ 1,626
Dividends paid on common shares	$ 528	$ 528	$ 1,584	$ 1,584
Yield*	4.02%	4.12%	4.14%	4.68%
Cost of funds*	1.41%	1.59%	1.36%	1.77%
Net interest margin*	2.61%	2.53%	2.78%	2.91%
Return on average common equity*	8.72%	6.90%	8.72%	8.04%
Core cash return on average common equity*	12.08%	9.89%	12.28%	11.46%
Book value per common share*	$ 11.29	$ 10.52	$ 11.29	$ 10.52
Efficiency ratio*	52.13%	51.73%	52.27%	49.47%
Return on average total assets*	0.93%	0.78%	0.96%	0.94%
Gross impaired loans to total loans*	0.00%	0.43%	0.00%	0.43%
Provision (recovery) for credit losses as a % of average loans*	0.02%	(0.01%)	(0.01%)	0.02%
	as at
Balance Sheet Summary
Cash and securities	$ 297,005	$ 353,794	$ 297,005	$ 353,794
Loans, net of allowance for credit losses	1,952,154	1,547,761	1,952,154	1,547,761
Average loans*	1,890,965	1,571,365	1,803,532	1,571,025
Total assets	2,285,771	1,930,256	2,285,771	1,930,256
Average assets*	2,212,764	1,948,313	2,114,828	1,857,819
Deposits	1,817,746	1,565,334	1,817,746	1,565,334
Subordinated notes payable	95,683	4,887	95,683	4,887
Shareholders' equity	252,032	251,612	252,032	251,612
Capital ratios*
Risk-weighted assets	$ 1,897,695	$ 1,518,918	$ 1,897,695	$ 1,518,918
Common Equity Tier 1 capital	226,516	214,272	226,516	214,272
Total regulatory capital	340,270	250,739	340,270	250,739
Common Equity Tier 1 (CET1) ratio	11.94%	14.11%	11.94%	14.11%
Tier 1 capital ratio	12.66%	16.04%	12.66%	16.04%
Total capital ratio	17.93%	16.51%	17.93%	16.51%
Leverage ratio	9.99%	11.99%	9.99%	11.99%
* A non-GAAP measure. See definition in "Non-GAAP and Additional GAAP Measures" in the Basis of Presentation section below.
VersaBank – Q3 2021 MD&A	6

Business Outlook

The Bank remains active in niche markets that support more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, the Bank remains highly committed to, and focused on further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to the Bank’s chosen niche lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

While the Bank does not provide guidance on specific performance metrics, we provide commentary below related to aspects of our business and certain expected trends related to same that could potentially impact future performance.

Lending Assets

➢	The Bank expects high quality deal flow in the commercial mortgage space to continue over the remainder of fiscal 2021 and into fiscal 2022 as a function of the strong relationships that its CRE lending team has fostered with numerous originators and brokers in the multi-unit residential rental sector and the continued availability of attractive mortgage rates. Management maintains its expectation that the Bank will continue to see a high volume of opportunities in the multi-unit residential rental sector, which is considered one of the most stable and low-risk sectors in the real estate market and in which the Bank has deep lending knowledge and experience. Further, management is pursuing opportunities to develop more meaningful balance sheet exposure to the B20 compliant conventional, uninsured mortgage financing space.

➢	Robust household savings established as a function of consumers’ general inability to spend over the course of the last 15 months, and in some cases the impact of federal emergency stimulus programs, combined with improved consumer confidence and a low, stable interest rate environment has precipitated favourable conditions for strong consumer spending in the short to medium term, including spending on home improvements, as well as home purchases for which the Bank’s POS loan and lease origination partners provide financing. This, combined with the anticipated addition of new origination partners, continues to support management’s expectation of higher purchase volumes for the Bank’s POS receivable financing business over the course of the remainder of fiscal 2021 and into fiscal 2022.

Credit Quality

➢	The Bank lends to niche markets that support more attractive pricing for its lending products but typically exhibit a lower than average risk profile as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of the Bank’s offered financing arrangements;

➢	We currently have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, however, we continue to monitor our lending portfolio and the underlying borrowers as well as our origination partners closely to ensure that management has good visibility on any credit trends that could provide an early warning indication of the emergence of any elevated risk in our lending portfolio;

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➢	Forward-looking macroeconomic and industry data remains somewhat volatile and as a result, management anticipates that estimated ECL amounts will also continue to exhibit volatility over the remainder of fiscal 2021 and into fiscal 2022. Notwithstanding the above, the Bank also expects that the magnitude of the volatility exhibited in its forward ECL amounts will continue to be mitigated by the lower risk profile of the Bank’s lending portfolio that remains a function of the Bank’s prudent underwriting practices and its focus on niche financing markets within which it has a wealth of experience;

➢	The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are integrated with the Bank’s internally developed ECL models. We continue to see improving trends in the macroeconomic data used as forward-looking information in our credit risk models. These models are used in estimating our ECL. Depending on the growth trajectory and composition of our lending portfolio, these improved trends could result in the Bank recognizing lower provisions for credit losses, or potentially even recognizing further recoveries in the coming quarters. However, if the performance of the Canadian economy is not aligned with the current forecast macroeconomic trends and begins to deteriorate, our borrowers could be exposed to credit risk that could result in loan deferrals and/or loan defaults and have an unfavourable impact on our estimated ECL.

Funding and Liquidity

➢	Funding costs were down again year over year but were up compared to last quarter as a function of changes in our funding mix attributable to the issuance of the Notes on April 30, 2021. The incremental interest expense attributable to the Notes over the course of the quarter ended July 31, 2021, added 16 bps to the Bank’s cost of funds over the same timeframe. Adjusting for this amount, the Bank’s cost of funds for the three months ended July 31, 2021, would have been 1.25%, down 3 bps compared to the last quarter. Management expects that the impact of the interest expense on the Notes will be mitigated over the course of the remainder of fiscal 2021 and into fiscal 2022 as the Bank continues to deploy cash into higher yielding assets, and further, through continued, anticipated growth in our commercial deposit base combined with the expectation of a sustained low interest rate environment through fiscal 2022. Government of Canada Bond yield trends, which affect loan yields, are expected to remain compressed for the remainder of fiscal 2021 and into fiscal 2022, which may result in some modest yield compression for the Bank;

➢	The Bank continues to maintain liquidity levels that are higher than normal, or more specifically higher than pre-pandemic levels attributable to the Bank strengthening its liquidity position in Spring 2020 in response to the economic uncertainty resulting from the onset of COVID-19 as well as in anticipation of a high volume of loan fundings in the coming quarter. Management expects that excess liquidity will moderate somewhat by the end of fiscal 2021;

➢	The Bank continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources that drives its low cost of funds. Management continues

VersaBank – Q3 2021 MD&A	8

to expect that the impact of COVID-19 on household finances has the potential to increase the rate at which it is able to grow its commercial deposit base as a function of an anticipated increase in the volume of consumer bankruptcy and proposal restructuring proceedings that will be administered by Canadian insolvency professionals over the course of fiscal 2022.

Earnings and Capital

➢	Earnings growth in fiscal 2021 will be realized as a function primarily of anticipated organic balance sheet growth and incremental earnings contributions from the Bank’s technology and cybersecurity operations;

➢	Net interest income is expected to be up year over year as a function primarily of the expansion of both of our core business lines across key lending asset categories, the redeployment of excess liquidity into higher yielding lending assets and the expectation that the Bank will be able to continue to moderate its cost of funds over the course of the year;

➢	Non-interest expense has grown year over year as a function primarily of the consolidation of the operating expenses of DBG, which was acquired by the Bank’s wholly owned subsidiary DRTC on November 30, 2020 (see Acquisition of DBG in the Financial Review – Balance Sheet section below), as well as some additional investment in support of expanding the Bank’s technology and cybersecurity operations;

➢	The Bank’s capital ratios are currently comfortably in excess of regulatory minimums. With the April 30, 2021, issuance of the Notes that qualify as Tier 2 capital of the Bank pursuant to the Office of the Superintendent of Financial Institutions (“OSFI”) Capital Adequacy Requirements (CAR) Guideline, management is of the view that the Bank’s current capital levels are sufficient to accommodate anticipated medium term balance sheet growth. Notwithstanding this, management will continue to closely monitor the capital markets to identify opportunities for the Bank to raise additional regulatory capital on attractive terms in order to position the Bank to support a more robust growth profile;

➢	The Bank does not anticipate that it will increase its dividend rate until, at the earliest, OSFI has lifted its current restriction on increasing distributions to shareholders which was originally announced on March 13, 2020, as one of the measures OSFI was undertaking to mitigate the various financial stresses imposed on Federally Regulated Deposit-Taking Institutions derived from the onset of COVID-19.

There is potential that the Bank may not realize or achieve the expected or anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations regulating financial services; and the impact of COVID-19 on the Canadian economy. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

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Financial Review - Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, for the quarter was down 2% to $15.7 million compared to last quarter and was up 27% compared to the same period a year ago. Total revenue for the nine months ended July 31, 2021 was up 16% to $47.1 million compared to the same period a year ago.

Net Interest Income

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31 2021	April 30 2021	Change	July 31 2020	Change	July 31 2021	July 31 2020	Change
Interest income
Commercial real estate mortgages	$ 9,575	$ 9,330	3%	$ 8,002	20%	$ 28,015	$ 24,558	14%
Commercial real estate loans	352	362	(3%)	250	41%	1,056	889	19%
Point of sale loans and leases	12,024	11,484	5%	11,091	8%	35,009	36,601	(4%)
Public sector and other financing	127	125	2%	141	(10%)	385	648	(41%)
Other	322	348	(7%)	688	(53%)	1,099	2,330	(53%)
Interest income	$ 22,400	$ 21,649	3%	$ 20,172	11%	$ 65,564	$ 65,026	1%
Interest expense
Deposit and other	$ 6,539	$ 6,414	2%	$ 7,661	(15%)	$ 19,967	$ 24,228	(18%)
Subordinated notes	1,319	140	842%	127	939%	1,586	381	316%
Interest expense	$ 7,858	$ 6,554	20%	$ 7,788	1%	$ 21,553	$ 24,609	(12%)
Net interest income	$ 14,542	$ 15,095	(4%)	$ 12,384	17%	$ 44,011	$ 40,417	9%

Q3 2021 vs Q2 2021

Net interest income was down 4% to $14.5 million as a function primarily of:

➢	Higher interest expense attributable to the Notes; and,

➢	Lower yields earned on higher cash balances;

Offset partially by:

➢	Higher interest income earned on the Bank’s CRE and POS loan and lease receivable portfolios attributable primarily to lending asset growth; and,

➢	Lower interest expense on commercial deposits attributable to growth in operating accounts that the Bank makes available to Canadian insolvency professionals.

Q3 2021 vs Q3 2020

Net interest income was up 17% as a function primarily of:

➢	Higher interest income earned on the Bank’s CRE and POS loan and lease receivable portfolios attributable primarily to lending asset growth;

➢	Redeployment of cash into higher yielding lending assets; and,

➢	Lower interest expense on commercial deposits attributable to growth in operating accounts that the Bank makes available to Canadian insolvency professionals;

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Offset partially by:

➢	Higher interest expense attributable to the Notes;

➢	Higher fees recognized in the comparative quarter resulting from the negotiated, early repurchase of a portfolio of loan and lease receivables by one of the Bank’s POS origination partners.

Q3 YTD 2021 vs Q3 YTD 2020

Net interest income was up 9% to $44.0 million as a function primarily of:

➢	Higher interest income earned on the Bank’s CRE portfolios attributable primarily to lending asset growth;

➢	Redeployment of cash into higher yielding lending assets;

➢	Lower interest expense on commercial deposits attributable to growth in operating accounts that the Bank makes available to Canadian insolvency professionals; and,

➢	Lower interest expense on personal deposits attributable primarily to the accommodative monetary policy established by the Bank of Canada early in the spring of 2020;

Offset partially by:

➢	Higher interest expense attributable to the Notes; and,

➢	Higher fees recognized in the comparative second quarter attributable to the negotiated, early repurchase of a portfolio of loan and lease receivables by one of the Bank’s POS origination partners.

Net Interest Margin

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31 2021	April 30 2021	Change	July 31 2020	Change	July 31 2021	July 31 2020	Change
Interest income	$ 22,400	$ 21,649	3%	$ 20,172	11%	$ 65,564	$ 65,026	1%
Interest expense	7,858	6,554	20%	7,788	1%	21,553	24,609	(12%)
Net interest income	14,542	15,095	(4%)	12,384	17%	44,011	40,417	9%

Average assets	$ 2,212,764	$ 2,092,367	6%	$ 1,948,313	14%	$ 2,114,828	$ 1,857,819	14%
Yield	4.02%	4.24%	(5%)	4.12%	(2%)	4.14%	4.68%	(12%)
Cost of funds	1.41%	1.28%	10%	1.59%	(11%)	1.36%	1.77%	(23%)
Net interest margin	2.61%	2.96%	(12%)	2.53%	3%	2.78%	2.91%	(4%)

Q3 2021 vs Q2 2021

Net interest margin was down 35 bps as a function primarily of:

➢	Higher interest expense attributable to the Notes. Adjusting for the interest expense on the Notes for the three months ended July 31, 2021, the Bank’s net interest margin increases to 2.94% for the same period, which is in line with the recent, historical net interest margin trends reported by the Bank; and,

➢	Lower yields earned on higher cash balances.

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Q3 2021 vs Q3 2020

Net interest margin was up 8 bps as a function primarily of:

➢	Lower cost of funds attributable primarily to growth in operating accounts that the Bank makes available to Canadian insolvency professionals;

Offset partially by:

➢	Lower yields earned on elevated cash balances; and,

➢	Higher interest expense attributable to the Notes.

Q3 YTD 2021 vs Q3 YTD 2020

Net interest margin was down 13 bps as a function primarily of:

➢	Higher yields earned in the comparative period attributable primarily to higher fees recognized on the negotiated, early repurchase of a portfolio of loan and lease receivables by one of the Bank’s POS origination partners; and,

➢	Lower yields earned on floating rate lending assets attributable primarily to the accommodative monetary policy established by the Bank of Canada early in the spring of 2020;

Offset partially by:

➢	Lower cost of funds attributable to growth in operating accounts that the Bank makes available to Canadian insolvency professionals, and lower interest expense on personal deposits attributable primarily to the accommodative monetary policy established by the Bank of Canada early in the spring of 2020.

Non-Interest Income

Non-interest income reflects the consolidation of the gross profit of DBG and income derived from miscellaneous transaction fees not directly attributable to lending assets. For further details on the Bank’s acquisition of DBG see Acquisition of DBG in the Financial Review – Balance Sheet section below.

Non-interest income for the quarter was $1.2 million compared to $875,000 last quarter and $8,000 for the same period a year ago. The quarter over quarter trend was a function of DBG’s normal course seasonality, as well as client engagements that were deferred earlier in the year due to the impact of COVID-19 beginning to materialize in the current quarter. The current quarter reflects the consolidation of the gross profit of DBG in the amount of $1.2 million realized on sales of $2.0 million over the same period. Non-interest income from a year ago reflects income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the nine months ended July 31, 2021, was $3.1 million compared to $42,000 for the same period a year ago. Non-interest income recognized in the current period reflects the consolidation of the gross profit of DBG in the amount of $3.1 million realized on sales of $5.4 million over the same period.

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Provision for Credit Losses

(thousands of Canadian dollars)
	For the three months ended:			For the nine months ended:
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Provision for (recovery of) credit losses:
Commercial real estate mortgages	$ 93	$ (205)	$ (4)	$ 35	$ 94
Commercial real estate loans	3	(23)	40	(85)	94
Point of sale loans and leases	21	31	(75)	44	(8)
Public sector and other financing	(21)	(115)	(5)	(153)	58
Provision for (recovery of) credit losses	$ 96	$ (312)	$ (44)	$ (159)	$ 238

Q3 2021 vs Q2 2021

The Bank recorded a provision for credit losses in the amount of $96,000 compared to a recovery of credit loss provisions in the amount of $312,000 as a function primarily of:

➢	Higher lending asset balances; and,

➢	The impact of a recovery of a prior period write-off in the amount of $116,000 last quarter;

Offset partially by:

➢	Changes in the forward-looking information used by the Bank in its credit risk models in the current quarter.

Q3 2021 vs Q3 2020

The Bank recorded a provision for credit losses in the amount of $96,000 compared to a recovery of credit loss provisions in the amount of $44,000 as a function primarily of:

➢	Higher lending asset balances;

Offset partially by:

➢	Changes in the forward-looking information used by the Bank in its credit risk models in the current quarter.

Q3 YTD 2021 vs Q3 YTD 2020

The Bank recorded a recovery of credit loss provisions in the amount of $159,000 compared to a provision for credit losses in the amount of $238,000 as a function primarily of:

➢	Changes in the forward-looking information used by the Bank in its credit risk models in the current period;

➢	Recovery of a prior period write off in the amount of $116,000 last quarter; and,

➢	Net remeasurements of expected credit losses attributable to the impact of planned refinements to specific real estate asset loan and credit data inputs introduced in the third quarter of fiscal 2020;

Offset partially by:

➢	Higher lending asset balances.

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Non-Interest Expenses

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31 2021	April 30 2021	Change	July 31 2020	Change	July 31 2021	July 31 2020	Change

Salaries and benefits	$ 4,853	$ 4,953	(2%)	$ 3,959	23%	$ 14,836	$ 11,796	26%
General and administrative	2,414	2,383	1%	1,853	30%	7,136	6,392	12%
Premises and equipment	933	1,006	(7%)	598	56%	2,657	1,826	46%
Total non-interest equipment	$ 8,200	$ 8,342	(2%)	$ 6,410	28%	$ 24,629	$ 20,014	23%
Efficiency Ratio	52.13%	52.24%	0%	51.73%	1%	52.27%	49.47%	6%

Q3 2021 vs Q2 2021

Non-interest expenses were down 2% to $8.2 million as a function primarily of:

➢	Timing of general operating expense items;

Offset partially by:

➢	Lower salary and benefits expense in the current period attributable to the timing of the recognition of staff related costs and compensation amounts; and,

➢	Lower facility related costs.

Q3 2021 vs Q3 2020

Non-interest expenses were up 28% as a function primarily of:

➢	Consolidation of the operating expenses of DBG;

➢	Increased salary and benefits expense attributable to increased staff levels to support expanded business activity across the Bank; and,

➢	Investments in the Bank’s corporate development initiatives.

Q3 YTD 2021 vs Q3 YTD 2020

Non-interest expenses were up 23% as a function primarily of:

➢	Consolidation of the operating expenses of DBG in the amount of $2.1 million;

➢	Increased salary and benefits expense attributable to increased staff levels to support expanded business activity across the Bank; and,

➢	Investments in the Bank’s corporate development initiatives.

Tax Provision

The Bank’s tax rate is approximately 27%, similar to that of previous periods. The tax rate is impacted by certain items not being taxable or deductible for income tax purposes. Provision for income taxes for the current quarter was $2.0 million compared to $2.2 million last quarter and $1.7 million for the same period a year ago.

Provision for income taxes for the nine months ended July 31, 2021, was $6.2 million compared to $5.5 million for the same period a year ago.

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Financial Review - Balance Sheet

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	Change	July 31 2020	Change
Total assets	$ 2,285,771	$ 2,139,757	7%	$ 1,930,256	18%
Cash and securities	297,005	272,428	9%	353,794	(16%)
Loans, net of allowance for credit losses	1,952,154	1,829,776	7%	1,547,761	26%
Deposits	1,817,746	1,679,273	8%	1,565,334	16%

Total Assets

Total assets at July 31, 2021, were $2.29 billion compared to $2.14 billion last quarter and $1.93 billion a year ago. The quarter over quarter and year over year trends were a function primarily of growth in the Bank’s CRE and POS loan and lease receivable portfolios as well as the consolidation of the assets of DBG which was acquired by the Bank’s wholly owned subsidiary DRTC on November 30, 2020.

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Acquisition of DBG

On November 30, 2020, the Bank through its wholly owned subsidiary DRT Cyber Inc. (“DRTC”), acquired 100% of the shares of 2021945 Ontario Inc., operating as Digital Boundary Group (“DBG”), in exchange for $8.5 million in cash and a deferred payment obligation in the amount of $1.4 million, for total consideration of $9.9 million. The acquisition was accounted for in accordance with IFRS 3 Business Combinations and DBG’s financial results, since closing, have been included in the Bank’s interim consolidated financial statements.

DBG is one of North America’s premier information technology (IT) security assurance services firms with offices in London, Ontario and Dallas, Texas. DBG provides corporate and government clients with a suite of IT security assurance services, that range from external network, web and mobile application penetration testing through to physical social engineering engagements along with supervisory control and data acquisition (SCADA) system assessments, as well as various aspects of training.

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed on acquisition:

(thousands of Canadian dollars)
Assets and liabilities acquired at fair value	November 30 2020
Cash	$ 1,057
Accounts receivable	1,451
Right-of-use assets	2,473
Other assets	1,194
Intangible assets	3,940
Goodwill	5,754
Deferred income tax liability	(898)
Lease obligations	(2,650)
Other liabilities	(2,381)
$ 9,940

Intangible assets include customer relationships, brands, non-compete agreements and operational software. Goodwill primarily reflects the value of an assembled workforce and the value of future growth prospects and expected business synergies realized as a result of combining the acquired business with the Bank’s existing technology and cybersecurity operations. The goodwill as well as portions of the intangible assets are not deductible for income tax purposes. See note 4 to the unaudited interim consolidated financial statements for additional information relating to the acquisition of DBG.

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Cash

Cash, which is held primarily for liquidity purposes, was $297.0 million or 13% of total assets at July 31, 2021, compared to $272.4 million or 13% of total assets last quarter and $353.8 million or 18% of total assets a year ago. The quarter over quarter trend was a function primarily of the Bank increasing its liquidity position in anticipation of a high volume of loan fundings in the coming quarter. The year over year trend was a function of the ongoing redeployment of cash into higher yielding lending assets in an effort to reduce the Bank’s liquidity levels to be more in line with normal operating levels and the redemption of all of the Bank’s outstanding Non-Cumulative Series 3 preferred shares in the amount of $16.8 million on April 30, 2021 offset partially by the completion of a private placement of NVCC compliant fixed to floating rate subordinated notes payable in the principal amount of USD $75.0 million on April 30, 2021. Proceeds of the Notes are currently held in US dollar denominated cash.

Loans

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	Change	July 31 2020 Recast	Change
Commercial real estate mortgages	$ 738,063	$ 686,909	7%	$ 576,390	28%
Commercial real estate loans	30,044	34,897	(14%)	19,466	54%
Point of sale loans and leases	1,144,902	1,067,135	7%	909,804	26%
Public sector and other financing	33,201	35,362	(6%)	38,424	(14%)
	$ 1,946,210	$ 1,824,303	7%	$ 1,544,084	26%

Commencing fiscal 2021, the Bank re-organized its lending portfolio into the following four broad asset categories: Commercial Real Estate Mortgages, Commercial Real Estate Loans, Point of Sale Loans & Leases, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment. The July 31, 2020 comparative balances have been recast to reflect the current broad asset categories.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of Commercial and Residential Construction Mortgages, Commercial Term Mortgages, Commercial Insured Mortgages and Land Mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans and loans to Mortgage Investment companies.

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The Point of Sale Loans and Leases (“POS”) asset category is comprised of Point of Sale Loan and Lease Receivables acquired from the Bank’s broad network of origination and servicing partners as well as Warehouse Loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. The Bank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings, partially in response to additional Government policy measures that may be established to support the recovery of the Canadian economy.

Q3 2021 vs Q2 2021

Loans were up 7% to $1.95 billion as a function primarily of:

➢	Higher POS balances attributable to increased home finance, auto and home improvement/HVAC receivable financing; and,

➢	Higher CRE Mortgage balances attributable primarily to increased seasonal origination and funding activity in the residential construction space.

Q3 2021 vs Q3 2020

Loans were up 26% attributable primarily to:

➢	Higher CRE Mortgage balances derived from increased origination activity in our land and construction loan portfolios as well as loans to mortgage investment companies; and,

➢	Higher POS receivable balances as a function primarily of increased home finance, auto and home improvement/HVAC receivable financing.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one to four unit dwellings) and includes home equity lines of credit (HELOCs). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at July 31, 2021, was $2.7 million compared to $3.8 million last quarter and $4.1 million a year ago. The Bank did not have any HELOC’s outstanding at July 31, 2021, last quarter or a year ago.

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Credit Quality and Allowance for Credit Losses

As discussed previously, we currently have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, but we continue to monitor our lending portfolio, as well as the underlying borrowers and our origination partners very closely to ensure that we have good visibility on any credit trends that could provide an early warning indication of the emergence of any elevated risk in our lending portfolio.

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses or ECL allowance that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL allowance is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	Change	July 31 2020	Change
ECL allowance by lending asset:
Commercial real estate mortgages	$ 1,401	$ 1,308	7%	$ 1,866	(25%)
Commercial real estate loans	52	49	6%	172	(70%)
Point of sale loans and leases	259	238	9%	221	17%
Public sector and other financing	20	41	(51%)	98	(80%)
Total ECL allowance	$ 1,732	$ 1,636	6%	$ 2,357	(27%)

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	Change	July 31 2020	Change
ECL allowance by stage:
ECL allowance stage 1	$ 1,544	$ 1,407	10%	$ 2,060	(25%)
ECL allowance stage 2	188	229	(18%)	297	(37%)
ECL allowance stage 3	-	-		-
Total ECL allowance	$ 1,732	$ 1,636	6%	$ 2,357	(27%)

The Bank’s ECL allowance at July 31, 2021 was $1.7 million compared to $1.6 million last quarter and $2.4 million a year ago. The quarter over quarter trend was a function primarily of higher lending asset balances offset partially by changes in the forward-looking information used by the Bank in its credit risk models in the current quarter. The year over year trend was a function of changes in the forward-looking information used by the Bank in its credit risk models in the current quarter, offset partially by higher lending asset balances.

The Bank’s gross impaired loans at July 31, 2021 were $nil compared to $nil last quarter and $6.7 million a year ago. The year over year trend was a function of the repayment in full of an impaired commercial real estate loan in the fourth quarter of fiscal 2020.

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Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

Since the onset of COVID-19, management undertook to continuously review and assess the Bank’s SICR methodology in the context of the material deterioration in macroeconomic conditions precipitated by COVID-19 with specific focus on the potential impact of deferrals, concessions or restructuring of principal and interest payments and has determined that such arrangements on their own do not qualify as a SICR. Further, and as a result of its review and assessment process, management has concluded that the determination of a SICR remains a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, and more specifically changes attributable to the continued impact of COVID-19 on the Canadian economy and the Bank’s business.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”) and loss given default (“LGD”) term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are integrated with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward looking expected credit loss trends, the integration of unbiased, third-party forward-looking risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the

VersaBank – Q3 2021 MD&A	20

estimation of its reported ECL. The Bank has also applied expert credit judgment, where appropriate, to reflect the impact of the highly uncertain macroeconomic environment attributable to the impact of COVID-19.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to, real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The forecast macroeconomic scenario data utilized by the Bank in the current quarter continues to trend positively compared to previous quarters. Key assumptions driving the macroeconomic forecast trends this quarter include the velocity of the distribution of the vaccines and the rate of spread of the virus, including that of the new variants, the recovery of the labour market, most specifically in the travel and entertainment segments, trends in household incomes and consumer confidence, the timing of the Bank of Canada’s anticipated tightening of monetary policy, most specifically increases in the overnight rate and tapering of quantitative easing, the status of the federal government’s current emergency stimulus programs and the roll out of the proposed $100 billion stimulus package as a function of the outcome of the Federal election in September.

Further, management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside, downside, and severe downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2021, in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

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A summary of the key forecast macroeconomic indicator data trends utilized by the Bank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of the Bank’s reported ECL, as well as in the assessment of same are presented in charts below.

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2021:

(thousands of Canadian dollars)
	Reported ECL	100%	100%	100%	100% Severe Downside
		Upside	Baseline	downside
Allowance for expected credit losses	$ 1,732	$ 1,030	$ 1,382	$ 1,960	$ 2,402
Variance from reported ECL		(702)	(350)	228	670
Variance from reported ECL (%)		(41%)	(20%)	13%	39%
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Management remains of the view that despite indications of economic recovery, forward-looking macroeconomic and industry data will remain somewhat volatile, specifically related to the economy’s anticipated recovery trajectory. Our view is a function of the uncertainty related to the impact of the new variants, the timeline for the vaccination of children under the age of twelve, and the sustainability of positively trending consumer confidence, and as a result, expects that the Bank’s estimated ECL amounts will continue to exhibit some volatility over the course of fiscal 2021 and into fiscal 2022.

Considering the analysis set out above and based on management’s review of the loan and credit data comprising the Bank’s lending portfolio, combined with our interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

The Bank has established three core funding channels, those being personal deposits, commercial deposits, and cash holdbacks retained from the Bank’s POS loans and leases origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	Change	July 31 2020	Change
Commercial deposits	$ 597,754	$ 558,973	7%	$ 486,486	23%
Personal deposits	1,219,992	1,120,300	9%	1,078,848	13%
Total deposits	$ 1,817,746	$ 1,679,273	8%	$ 1,565,334	16%

Personal deposits, consisting principally of guaranteed investment certificates, are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Q3 2021 vs Q2 2021

Deposits were up 8% to $1.8 billion as a function primarily of:

➢	Higher personal deposits attributable to the Bank increasing activity in its broker market network to fund balance sheet growth; and,

➢	Higher commercial deposits attributable to continued organic growth in the Bank’s Trustee Integrated Banking (“TIB”) program.

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Q3 2021 vs Q3 2020

Deposits were up 16% as a function primarily of:

➢	Higher personal deposits attributable to the Bank increasing activity in its broker market network to fund balance sheet growth; and,

➢	Higher commercial deposits attributable to continued organic growth in the Bank’s TIB program.

Subordinated Notes Payable

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	July 31 2020
Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, effective interest rate of 10.41%, maturing March 2029.	$ 4,896	$ 4,894	$ 4,887
Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million, effective interest rate of 5.38%, maturing April 2031.	$ 90,787	$ 89,498	$ -
	$ 95,683	$ 94,392	$ 4,887

Subordinated notes payable, net of issue costs, were $95.7 million at July 31, 2021, compared to $94.4 million last quarter and $4.9 million a year ago.

On April 30, 2021, the Bank completed a private placement with U.S institutional investors of NVCC compliant fixed to floating rate subordinated notes payable in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. Interest will be paid on the Notes semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by the Bank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. The Notes will mature on May 1, 2031, unless earlier repurchased or redeemed in accordance with their terms. On or after May 1, 2026, the Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes, in whole at any time or in part from time to time on not less than 30 nor more than 60 days’ prior notice, at a redemption price which is equal to par, plus accrued and unpaid interest. Issue costs associated with the Notes were approximately CAD $2.6 million. Egan-Jones Ratings Company assigned the Notes and the Bank an “A-” and “A” rating respectively. Proceeds of the Notes are currently held in US dollar denominated cash.

$500,000 of the Bank’s $5.0 million subordinated notes payable, issued in March 2019, are held by a related party (see note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances).

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Other Assets and Liabilities

Other Assets

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	Change	July 31 2020	Change
Accounts receivable	$ 1,279	$ 1,044	23%	$ 504	154%
Funds held for securitization liabilities	-	-		3,295	(100%)
Prepaid expenses and other	10,699	10,431	3%	7,626	40%
Deferred income tax asset	1,943	2,941	(34%)	6,727	(71%)
Property and equipment	7,272	7,462	(3%)	7,608	(4%)
Right-of-use assets	4,990	5,164	(3%)	2,941	70%
Investment	953	953	0%	-
Goodwill	5,754	5,754	0%	-
Intangible assets	3,722	3,804	(2%)	-
Total other assets	$ 36,612	$ 37,553	(3%)	$ 28,701	28%

Q3 2021 vs Q2 2021

Other assets were down 3% to $36.6 million as a function primarily of:

➢	Lower capitalized assets due to amortization; and,

➢	Draw downs on the deferred income tax asset derived from taxable income generated by the Bank;

Offset partially by:

➢	Higher prepaid expenses and other attributable primarily to the capitalization of various costs; and,

➢	Higher accounts receivable attributable primarily to the normal course timing of general corporate receivables.

Q3 2021 vs Q3 2020

Other assets were up 28% as a function primarily of:

➢	The consolidation of the assets of DBG which was acquired by the Bank’s wholly owned subsidiary DRTC on November 30, 2020 comprised of $5.1 million of tangible assets as well as $3.9 million of intangible assets and $5.8 million of goodwill;

➢	The Bank’s 11% investment in Canada Stablecorp Inc. (“Stablecorp”) for cash consideration of $953,000 in February 2021. This was a strategic investment made by the Bank to bring together the necessary financial and technology expertise that will facilitate the development and future issuance of a new, highly encrypted digital deposit receipt which the Bank will brand as VCAD; and,

➢	Higher prepaid expenses and other attributable primarily to the capitalization of various costs;

Offset partially by:

➢	Funds paid to offset the redemption of maturing securitization liabilities; and,

➢	Draw downs on the deferred income tax asset derived from taxable income generated by the Bank.

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Other Liabilities

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	Change	July 31 2020	Change
Accounts payable and other	$ 6,328	$ 5,506	15%	$ 2,640	140%
Current income tax liability	2,053	1,449	42%	-
Deferred income tax liability	840	862	(3%)	-
Lease obligations	5,276	5,438	(3%)	2,980	77%
Cash collateral and amounts held in escrow	3,182	3,261	(2%)	4,207	(24%)
Holdbacks payable on loan and lease receivables	102,631	102,210	0%	89,543	15%
Total other liabilities	$ 120,310	$ 118,726	1%	$ 99,370	21%

Q3 2021 vs Q2 2021

Other liabilities were up 1% to $120.3 million as a function primarily of:

➢	Higher holdbacks payable balances attributable to higher POS receivable balances; and,

➢	General increase in accounts payable and income tax payable amounts attributable to increased earnings activity;

Offset partially by:

➢	Lower cash collateral and amounts held in escrow.

Q3 2021 vs Q3 2020

Other liabilities were up 21% attributable primarily to:

➢	The consolidation of the assumed liabilities of DBG which was acquired by the Bank’s wholly owned subsidiary DRTC on November 30, 2020 in the amount of $5.9 million;

➢	The Bank recognizing income tax payable after fully utilizing the income tax loss carryforward in the current fiscal year; and,

➢	Higher holdbacks payable balances attributable to higher POS receivable balances;

Offset partially by:

➢	Lower cash collateral and amounts held in escrow.

Shareholders’ Equity

Shareholders’ equity was $252.0 million at July 31, 2021 compared to $247.4 million last quarter and $251.6 million a year ago. The quarter over quarter and year over year trends were a function primarily of higher retained earnings attributable to net income earned in each of the periods offset partially by the Bank’s redemption of its outstanding Non-Cumulative Series 3 preferred shares (NVCC) and the payment of dividends.

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On April 30, 2021, the Bank redeemed all of its 1,681,320 (October 31, 2020 – 1,681,320) outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. The initial capitalized transaction costs in the amount of $1.1 million were applied against retained earnings.

The Bank’s book value per common share at July 31, 2021 was $11.29 compared to $11.06 last quarter and $10.52 a year ago, with the increase being a function primarily of higher retained earnings attributable to net income earned in each of the periods offset partially by the payment of dividends over the respective periods.

See note 10 to the unaudited interim consolidated financial statements for additional information relating to share capital.

Updated Share Information

As at August 30, 2021, there were no changes since July 31, 2021 in the number of common shares, Series 1 preferred shares, and common share options outstanding.

Off-Balance Sheet Arrangements

As at July 31, 2021, the Bank did not have any significant off-balance sheet arrangements other than loan commitments and letters of credit resulting from normal course business activities. See note 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

The Bank’s Board of Directors and senior executive officers represent key management personnel. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

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Capital Management and Capital Resources

The table below presents the Bank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	July 31 2021	April 30 2021	Change	July 31 2020	Change
Common Equity Tier 1 capital	$ 226,516	$ 220,740	3%	$ 214,272	6%

Total Tier 1 capital	$ 240,163	$ 234,387	2%	$ 243,609	(1%)

Total Tier 2 capital	$ 100,107	$ 98,774	1%	$ 7,130	1304%

Total regulatory capital	$ 340,270	$ 333,161	2%	$ 250,739	36%

Total risk-weighted assets	$ 1,897,695	$ 1,763,424	8%	$ 1,518,918	25%
Capital ratios
CET1 capital ratio	11.94%	12.52%	(5%)	14.11%	(15%)
Tier 1 capital ratio	12.66%	13.29%	(5%)	16.04%	(21%)
Total capital ratio	17.93%	18.89%	(5%)	16.51%	9%
Leverage ratio	9.99%	10.46%	(4%)	11.99%	(17%)

The Bank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require the Bank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

On April 30, 2021, the Bank redeemed all of its 1,681,320 (October 31, 2020 – 1,681,320) outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. Transaction costs, incurred at issuance in the amount of $1.1 million were applied against retained earnings.

On April 30, 2021, the Bank completed a private placement of NVCC compliant fixed to floating rate subordinated notes in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. The Notes will pay interest semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by VersaBank, the Notes will have a floating interest rate payable at the 3-month Bankers’

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Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. Egan-Jones Ratings Company assigned the Notes and the Bank an “A-” and “A” rating respectively. Proceeds of the Notes are currently held in US dollar denominated cash.

Upon issuance of the Notes the Bank received confirmation from OSFI that the Notes qualify as Tier 2 capital of the Bank pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline, including the NVCC Requirements specified in section 2.2 of the CAR Guideline.

The quarter over quarter trends exhibited by the Bank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function of: retained earnings growth, tax provision recoveries related to the Bank’s deferred tax asset and changes to the Bank’s risk-weighted asset balances and composition.

The year over year trends exhibited by the Bank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function of: the redemption of the Bank’s outstanding Non-cumulative Series 3 Preferred Shares on April 30, 2021, the completion of a private placement of 5% NVCC compliant fixed to floating rate subordinated notes in the principal amount of USD $75.0 million on April 30, 2021, retained earnings growth, tax provision recoveries related to the Bank’s deferred tax asset, the addition of goodwill and intangible assets acquired via the purchase of DBG on November 30, 2021, the inclusion of eligible ECL allowance amounts related to the transitional arrangements pertaining to the capital treatment of expected loss provisioning as set out by OSFI and changes to the Bank’s risk-weighted asset balances and composition.

For more information regarding capital management, please see note 15 to the Bank’s July 31, 2021, interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of the Bank’s MD&A for the year ended October 31, 2020.

Liquidity

The unaudited Consolidated Statement of Cash Flows for the nine months ended July 31, 2021, shows cash used in operations in the amount of $10.2 million compared to cash provided by operations in the amount of $234.2 million for the same period last year. The current period trend was a function primarily of cash outflows to fund loans exceeding cash inflows from deposits raised and the use of existing liquidity to fund loans. The comparative period trend was a function primarily of inflows from deposits raised as the Bank strengthened its liquidity position as a prudent liquidity practice in response to the economic uncertainty resulting from the onset of COVID-19, increased loan repayments and a reduction in restricted cash balances used to offset the payment of the maturing securitization liabilities. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, the Bank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. The Bank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

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Interest Rate Sensitivity

The table below presents the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s shareholders’ equity over a 60 month period if no remedial actions are taken. At July 31, 2021, the duration difference between assets and liabilities was 3.0 months compared to 0.6 months at October 31, 2020, which indicates that the Bank’s assets would reprice faster than liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	July 31, 2021		October 31, 2020
Increase (decrease):	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Impact on projected net interest income during a 12 month period	$ 4,318	$ (3,127)	$ 2,569	$ (2,099)
Impact on reported equity during a 60 month period	$ 4,132	$ (4,447)	$ (2,527)	$ 1,604
Duration difference between assets and liabilities (months)	3.0		0.6

Contractual Obligations

Contractual obligations as disclosed in the Bank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2020, have not changed significantly as at July 31, 2021.

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Summary of Quarterly Results

(thousands of Canadian dollars except per share amounts)	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Results of operations:
Interest income	$ 22,400	$ 21,649	$ 21,515	$ 21,068	$ 20,172	$ 22,688	$ 22,166	$ 22,263	$ 22,958
Yield on assets (%)	4.02%	4.24%	4.28%	4.33%	4.12%	4.83%	4.84%	4.96%	5.10%
Interest expense	7,858	6,554	7,141	7,360	7,788	8,212	8,609	8,608	8,899
Cost of funds (%)	1.41%	1.28%	1.42%	1.51%	1.59%	1.75%	1.88%	1.92%	1.98%
Net interest income	14,542	15,095	14,374	13,708	12,384	14,476	13,557	13,655	14,059
Net interest margin (%)	2.61%	2.96%	2.86%	2.82%	2.53%	3.08%	2.96%	3.04%	3.12%
Non-interest income	1,187	875	1,048	18	8	9	25	(20)	19
Total revenue	15,729	15,970	15,422	13,726	12,392	14,485	13,582	13,635	14,078
Provision for (recovery of) credit losses	96	(312)	57	(582)	(44)	490	(208)	21	381
Non-interest expenses	8,200	8,342	8,087	7,763	6,410	6,899	6,705	6,171	6,860
Efficiency ratio	52%	52%	52%	57%	52%	48%	49%	45%	49%
Core cash earnings	7,433	7,940	7,278	6,545	6,026	7,096	7,085	7,443	6,837
Core cash earnings per common share	$ 0.35	$ 0.38	$ 0.34	$ 0.31	$ 0.29	$ 0.34	$ 0.34	$ 0.36	$ 0.32
Income before income taxes	7,433	7,940	7,278	6,545	6,026	7,096	7,085	7,443	6,837
Tax provision	1,997	2,196	1,988	1,799	1,657	1,947	1,944	2,038	1,874
Net income	$ 5,436	$ 5,744	$ 5,290	$ 4,746	$ 4,369	$ 5,149	$ 5,141	$ 5,405	$ 4,963
Income per share
Basic	$ 0.25	$ 0.25	$ 0.22	$ 0.20	$ 0.18	$ 0.22	$ 0.22	$ 0.23	$ 0.21
Diluted	$ 0.25	$ 0.25	$ 0.22	$ 0.20	$ 0.18	$ 0.22	$ 0.22	$ 0.23	$ 0.21
Return on average common equity	8.72%	9.20%	8.26%	7.46%	6.90%	8.64%	8.60%	9.23%	8.56%
Core cash return
on average common equity	12.08%	13.08%	11.72%	10.66%	9.89%	12.29%	12.23%	13.11%	12.20%
Return on average total assets	0.93%	1.02%	0.94%	0.86%	0.78%	0.98%	1.01%	1.08%	0.98%
Gross impaired loans
to total loans	0.00%	0.00%	0.00%	0.00%	0.43%	0.41%	0.38%	0.39%	1.58%

The financial results for each of the last eight quarters are summarized above. Key drivers of the quarter over quarter performance trends for the current reporting period were: lending asset growth, lower NIM attributable to lower yields earned on higher cash balances and higher cost of funds and increased ECL attributable primarily to lending asset growth. Results for the current fiscal year reflect the consolidation of the balance sheet and the associated financial performance of DBG which was acquired by the Bank’s wholly owned subsidiary DRTC on November 30, 2020.

Basis of Presentation

Non-GAAP and Additional GAAP Measures

Core Cash Earnings reflects the Bank’s core operational performance and earnings capacity, is calculated as net income (as presented in the Consolidated Statements of Comprehensive Income) adjusted for income taxes, restructuring charges, corporate projects and other non-core operational expenses. Core cash earnings does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Core Cash Earnings per Common Share is defined as core cash earnings divided by the number of common shares outstanding.

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

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Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Income and Net Interest Margin or Spread is calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

Core Cash Return on Average Common Equity is defined as annualized core cash earnings less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

Efficiency Ratio is calculated as non-interest expenses as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

Gross Impaired Loans to Total Loans captures gross impaired loan balances as a percentage of the Bank’s loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of the Bank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

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Significant Accounting Policies and Use of Estimates and Judgments

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of the Bank’s 2020 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2020, except as noted below.

During the current quarter the Bank updated or incorporated the following significant accounting policies:

Principles of consolidation

The Bank holds 100% of the common shares of DRT Cyber Inc., VersaVault Inc., 11409891 Canada Inc. and VersaJet Inc. DRT Cyber Inc. holds 100% of the common shares of 2021945 Ontario Inc. (see note 4 – Acquisition). The Consolidated Financial Statements include the accounts of these subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Business Combinations

The Bank applied IFRS 3 Business Combinations in accounting for an acquisition as described in note 4 – Acquisition using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, given at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair value changes in the consolidated statements of comprehensive income. Acquisition-related costs are recognized as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including, if applicable, any amount of any non-controlling interest in the acquiree, over the net of the recognized amounts of the identifiable assets acquired and the liabilities assumed.

Goodwill and Intangible Assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the value allocated to the tangible and intangible assets, less liabilities assumed, based on their fair values. Goodwill is not amortized but rather tested for impairment annually or more frequently if events or change in circumstances indicate that the asset might be impaired. Impairment is determined for goodwill by assessing if the carrying value of cash generating units (“CGUs”) which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in income in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Intangible assets acquired in a business acquisition are recorded at their fair value. In subsequent reporting periods, intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the expected useful life of the intangible asset. At each reporting date, the carrying value of intangible assets are reviewed for indicators of impairment. If

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such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash flows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (CGU). If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted at a rate that reflects current market assessments of the time value of money and the risks specific to the assets. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset in prior years.

Revenue recognition

The acquisition of 2021945 Ontario Inc. and its wholly owned subsidiary, operating as Digital Boundary Group (see note 4 – Acquisition), generates a new non-interest revenue stream for the Bank. Digital Boundary Group generates professional services revenue primarily from fees charged for IT security assurance services, data acquisition (SCADA) system assessments, as well as IT security training. Revenue is recognized when service is rendered and performance obligations have been satisfied and no material uncertainties remain as to the collection of receivables.

Foreign currency translation

Transactions in foreign currencies are translated into the respective functional currencies of the Bank and its subsidiaries at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate at the reporting date. Foreign currency differences are recognized in profit and loss. Investments classified as fair value through other comprehensive income (FVOCI) denominated in a foreign currency is translated into Canadian dollars at the exchange rate at the reporting date. All resulting changes are recognized in other comprehensive income (loss).

Foreign operations

The assets and liabilities of the Bank’s US operations, Digital Boundary Group Inc., which has a functional currency other than the Canadian dollar, are translated into Canadian dollars at the exchange rate at the reporting date. The income and expenses of this operation are translated into Canadian dollars at the exchange rate at the date of transaction and the foreign currency differences are recognized in other comprehensive income (loss).

Other accounting standard pronouncements adopted in fiscal 2021

The following accounting standard amendments issued by the IASB became effective for the Bank’s fiscal year beginning on November 1, 2020:

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i) Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

ii) Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.

iii) Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (“IBORS”) with alternative nearly risk-free benchmark rates (referred to as “IBOR reform”).

In preparing the consolidated financial statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. An area where significant judgment and related developed estimates were applied was in the assessments of impairment of financial instruments and detailed in note 7 of the Bank’s 2020 Audited Consolidated Financial Statements.

Future Changes in Accounting Policies

The Bank monitors the potential changes proposed by the IASB and assesses the impact that change in accounting standards may have on the Bank’s financial reporting and accounting policies. Future accounting policies that may impact the Bank can be found on page 33 of the Bank’s 2020 annual MD&A and note 4 of the Bank’s 2020 annual consolidated financial statements.

Controls and Procedures

During the quarter ended July 31, 2021, there were no changes in the Bank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal controls over financial reporting.

FOR FURTHER INFORMATION PLEASE CONTACT:

LodeRock Advisors: Lawrence Chamberlain (416) 519-4196,

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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